24000080

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 2024
Washington, DC

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SEC FILE NUMBER
8-69086

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Latin Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1401 Brickell Avenue Suite 500
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Farid Velasquez	(786) 663 3786	favelasquez@latinsecurities.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeJoy & Co. CPAs, LLP
(Name – if individual, state last, first, and middle name)

280 East Broad Street, Suite 300	Rochester	NY	14604
(Address)	(City)	(State)	(Zip Code)

2/18/2004	1069
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Farid A. Velasquez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Latin Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Farid A. Velasquez

Title: CFO & FINOP

Sheila Molano
Comm.#HH081586
Expires: Jan. 24, 2025
Bonded Thru Aaron Notary

Sheila Molano
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LATIN SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2023

and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS

DeJoy & Co.
CPAs, LLP

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Latin Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Latin Securities, Inc. as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Latin Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Latin Securities, Inc.'s management. Our responsibility is to express an opinion on Latin Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Latin Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I and II listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Latin Securities, Inc.'s financial statements. The supplemental information is the responsibility of Latin Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy & Co. CPAs, LLP

We have served as Latin Securities, Inc.'s auditor since 2022.

February 23, 2024.

DeJoy & Co.
CPAs, LLP

LATIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS		
Cash and cash equivalents	$	60,302
Cash with clearing organizations		513,464
Other receivables		43,755
Employee loans, advances or draws		20,000
Prepaid expenses and deposits		35,173
Property and equipment, net		79,860
Operating right-of-use asset		25,305
TOTAL ASSETS	$	777,859
LIABILITIES		
Accounts payable and accrued expenses	$	31,397
Due to stockholder		132,833
Payable to clearing organization		9,219
Operating lease liability		29,084
		202,533
STOCKHOLDER'S EQUITY		
Common stock, voting, no par value per share, 1,000 shares authorized, issued and outstanding		310,000
Additional paid-in capital		2,825,000
Accumulated deficit		(2,559,674)
		575,326
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	777,859

The accompanying notes are an integral part of these financial statements.

LATIN SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2023

REVENUES		
Commissions and 12b1 fees	$	31,849
Interest income		15,115
Other income		12,792
Total Revenues		59,756
EXPENSES		
Commissions		23,749
Payroll		800,389
Brokerage and clearing fees		13,803
Professional service fees		299,553
General and administrative		81,134
Technology, data and communication costs		71,035
Regulatory fees		8,193
Occupancy and equipment rentals		118,861
Depreciation		40,623
Total Expenses		1,457,340
Net loss	$	(1,397,584)

The accompanying notes are an integral part of these financial statements.

LATIN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2023

	Common Stock Voting	Additional Paid-In Capital	Accumulated (Deficit)	Total
Balance, January 1, 2023	$ 310,000	$ 1,625,000	$ (1,162,090)	$ 772,910
Capital contributions	-	1,200,000	-	1,200,000
Net loss	-	-	(1,397,584)	(1,397,584)
Balance, December 31, 2023	$ 310,000	$ 2,825,000	$ (2,559,674)	$ 575,326

The accompanying notes are an integral part of these financial statements.

LATIN SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,397,584)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	40,623
Cash lease payments	(5,517)
Changes in operating assets and liabilities:	
Other receivables	(43,755)
Employee loans, advances or draws	(20,000)
Prepaid expenses and deposits	(15,631)
Accounts payable and accrued expenses	(16,638)
Due to stockholder	1,310
Payable to clearing organization	9,219
Total adjustments	(50,389)
Net cash used in operating activities	(1,447,973)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	1,200,000
Net cash used in financing activities	1,200,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(247,973)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	821,739
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 573,766**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for interest	$ 113

The accompanying notes are an integral part of these financial statements.

LATIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

Latin Securities, Inc. (the "Company"), formerly known as Kovack International Wealth Management, Inc. was incorporated in the State of Florida on January 12, 2012 and is a registered securities broker-dealer with the SEC, FINRA and SIPC. The Company's headquarters are located in Miami, Florida. The Company's common stock was purchased by Latin Securities Holdings, LLC with an effective date of April 27, 2022 and filed a name change to its current name with the State of Florida on May 6, 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Going concern - These financial statements have been prepared in accordance with GAAP applicable to a going concern entity, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. During the year ended December 31, 2023, the Company incurred a significant loss. Management has obtained representation from the stockholder that any additional funds required for cash flow needs will be provided through capital contributions for at least one year from the issuance date of these financial statements. Based on this, the Company believes that it will have sufficient cash to enable the Company to continue as a going concern through the date specified by the stockholder.

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

The following table provides a reconciliation of cash and cash equivalents and cash with clearing organizations within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows:

Cash and cash equivalents	$ 60,302
Cash with clearing organizations	513,464
Total cash and cash equivalents and cash with clearing organizations	$573,766

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements. Actual results could differ from these estimates.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets or the term of lease, if shorter, using the straight-line method.

Leases - The Company determines if an arrangement is or contains a lease at inception. The Company records right-of-use ("ROU") assets and lease liabilities, which are initially based on the discounted future minimum lease payments over the term of the lease. As the rate implicit in leases is not easily determinable, the incremental borrowing rate is used in determining the present value of lease payments (weighted-average discount rate of 5.58%).

Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. For leases with an initial term of 12 months or less, no ROU asset or lease liability is recorded on the balance sheet and the short-term lease expense for these leases are recorded on a straight-line basis over the lease term.

For a majority of all classes of underlying assets, the Company accounts for lease components and non-lease components as a single lease component. Certain real estate leases require reimbursements for real estate taxes, common area maintenance and insurance, which are expensed as incurred.

Income taxes - As a result of the stock purchase by Latin Securities Holdings, LLC, the Company is qualified as a C Corporation.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes.

The Company accounts for deferred taxes using the asset and liability approach whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities, as measured using the enacted tax rates which are expected to be in effect when these differences reverse.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

3. REVENUE RECOGNITION

The Company accounts for revenue under the FASB issued Accounting Standards Codification 606.

Commissions and 12B1 Fee Revenue

Commissions and 12B1 fee revenue include amounts earned on securities product transactions and insurance-based products. Commission revenue as well as the related commission expense is recorded on a trade date or accrual basis. The following table presents total commission revenue disaggregated by investment product category for the year ended December 31, 2023:

Mutual funds	$22,497
Equities	5,248
Fixed income	4,104
Total commission revenue	$31,849

The Company generates two types of commission revenue: (1) sales-based commission revenue that is recognized at the point of sale on a trade date basis and (2) trailing commission and fee revenue that is recognized over time as earned. Sales-based commission varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission and fee revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed.

As trailing commission and fee revenue is based on the market value of clients' investment holdings, management considers recognition of this variable consideration to be constrained, and thus is not recognized, until the market value is determinable.

The following table presents sales-based and trailing commission and fee revenue disaggregated by product category for the year ended December 31, 2023:

Sales-based	
Equities	$ 5,248
Fixed income	4,104
Total sales-based revenue	9,352
Trailing	
Mutual funds	22,497
Total trailing revenue	22,497
Total commission and 12b1 fee revenue	$ 31,849

4. PROPERTY AND EQUIPMENT

Depreciation expense was $40,623 in 2023. Property and equipment at December 31, 2023 consists of the following:

		Estimated useful lives
Furniture	$70,709	3 years
Computer equipment	39,533	3 years
Leasehold improvements	8,654	3 years
Software	2,975	3 years
Less accumulated depreciation	(42,011)	
Property and equipment, net	$79,860	

5. LEASE

The Company has entered into a lease agreement for office space that is considered a lease. The lease agreement requires the Company to pay for a portion of operating expenses directly attributable to the operation, maintenance, management and repair, as well as real estate taxes related to the lease facility. As of December 31, 2023, the lease agreement has a remaining term of one year.

The components of lease cost are as follows for the year ended December 31, 2023:

Operating lease cost	$ 108,239
Short-term and variable lease cost	10,622
	$ 118,861

Cash paid for amounts included in the measurement of the lease liability was $113,756 for the year ended December 31, 2023.

Future maturities of the operating lease liability are as follows:

Year ending December 31,	
2024	$ 29,219
	29,219
Less - imputed interest	(135)
Operating lease liability	$ 29,084

6. COMMITMENTS AND CONTINGENCIES

From time to time the Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations. The Company accrues for certain claims and legal actions when it is probable and reasonably estimable.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company executes transactions and introduces them to Pershing LLC on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company, through its clearing broker, seeks to manage these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market and credit exposure risk.

7. RELATED PARTY TRANSACTIONS

As of December 31, 2023, the Company had a net balance due to stockholder of $132,833 for expenses paid on behalf of the Company.

8. INCOME TAXES

The Company has no provision for income taxes due to its net loss and estimates that it has net operating loss carryforwards of approximately $510,000 recorded as a deferred tax asset which is fully reserved for by a valuation allowance of the same amount. The Company increased its valuation allowance by $375,000 during the year ended December 31, 2023. The valuation allowance is based on management's assessment for the realizability of this benefit. The Company has approximately $1,900,000 as of December 31, 2023 in net operating losses to offset future Federal and state taxable income.

The Company is required to file income tax returns with federal and various state taxing authorities. As of December 31, 2023, the Company's federal and state income tax returns remain subject to examination by the respective taxing authorities for the 2020 through 2023 tax years.

9. REQUIREMENTS OF RULE 15c3-3

The Company is an introducing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

10. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2023, the Company had net capital of $440,293 which was $390,293 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.40 to 1.

11. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following is a non-cash transaction that have been excluded from the accompanying statement of cash flows:

> During the year ended December 31, 2023, property and equipment totaling $113,212 was acquired through the due to stockholder liability balance.

12. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 23, 2024, which is the date the financial statements were available for issue.

Subsequent to December 31, 2023, the Company entered into an agreement with a third party to lease office space. The lease extends for approximately four years and commences upon completion of construction of the facility, which is anticipated at the end of February 2024. Future payments under this lease total $961,206.

LATIN SECURITIES, INC.
SCHEDULE I

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2023

NET CAPITAL COMPUTATION:

Total stockholders' equity qualified for net capital	$575,326
Deducts and or charges:	
Total non-allowable assets	135,033
Net capital	$440,293
Ratio of aggregated indebtedness to net capital	0.40 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$11,881
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$50,000
Minimum Net Capital Requirement	$50,000
Net Capital In Excess of Minimum Required	$390,293

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4) because there were no material differences between this computation and the corresponding computation in the most recently filed FOCUS report.

The accompanying notes are an integral part of these financial statements.

LATIN SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2023

The Company claims exemption under Section (k)(2)(ii) of Rule 15c3-3.

The accompanying notes are an integral part of these financial statements.

DeJoy & Co.
CPAs, LLP

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Latin Securities, Inc.:

We have reviewed management's statements, included in the accompanying Latin Securities, Inc. Exemption Report, in which (1) Latin Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Latin Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Latin Securities, Inc. stated that Latin Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Latin Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Latin Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeJoy & Co. CPAs, LLP

February 23, 2024

LATIN SECURITIES, INC

FINRA & SIPC Member

LATIN SECURITIES, INC. (the "Company") is responsible for complying with 17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision"). To the best of our knowledge and belief we state the following:

The Company met the identified exemption provision throughout the period January 1, 2023 - December 31, 2023 without exception.

Latin Securities, Inc.

Farid A. Velasquez — 2/2/2024

Farid A. Velasquez

CFO / FINOP

Date